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                                                                    EXHIBIT 99.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                           [PETROCHINA COMPANY LOGO]

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                              CONNECTED TRANSACTION

                ACQUISITION OF CNPC'S UNLISTED SALES ENTERPRISES


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The Board wishes to announce that the Company has, on 26 September 2002, signed an Acquisition Agreement with CNPC. According to the Acquisition Agreement, subject to the satisfaction of certain conditions precedent, the Company will acquire the assets and liabilities of CNPC's unlisted sales enterprises for a cash consideration of RMB3,200 million (approximately HK$3,015 million).

CNPC is the controlling shareholder of the Company holding approximately 90% of the issued share capital of the Company. As defined under the Listing Rules, CNPC is a connected person of the Company and this transaction constitutes a connected transaction of the Company.

The consideration or value of this connected transaction is less than 3% of the book value of the consolidated net tangible assets of the Group. In accordance with Rule 14.25(1) of the Listing Rules, this connected transaction is only subject to disclosure requirements. The Company will include the details of this transaction in its published annual report and accounts.
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ACQUISITION AGREEMENT

DATE:        26 September 2002
PARTIES:
VENDOR:      China National Petroleum Corporation
PURCHASER:   PetroChina Company Limited

Transaction:

The Company will acquire the assets and liabilities of CNPC's 686 unlisted sales enterprises in the PRC (the "UNLISTED SALES ENTERPRISES") subject to the satisfaction of certain conditions precedent (the "ACQUISITION"). The major fixed assets to be acquired include 2,994 gas stations, 478 oil depots, 5,337 pieces of land (occupying 53.38 million square metres), and some office buildings. The Unlisted Sales Enterprises are established under the Enterprise Legal Person Registration Regulation of the PRC

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and are located throughout 15 provinces, municipalities and autonomous regions and over 500 counties in the PRC.

Consideration and Payment:

The Acquisition was negotiated and entered into on an arm's length basis and normal commercial terms. The consideration of the Acquisition is RMB3.2 billion (approximately HK$3.015 billion) and will be paid in cash on completion of the Acquisition using internal cash resources.

The above consideration was determined on the basis of the results of a valuation report by an independent valuer, which was filed with the Ministry of Finance of the PRC and based on the valuation reference date of 31 March 2002. According to the valuation report, the aggregate value of the assets to be acquired by the Company is RMB9,780 million (approximately HK$9,216 million), the aggregate value of the liabilities is RMB5,847 million (approximately HK$5,510 million), and the net asset value is RMB3,933 million (approximately HK$3,706 million). The consideration for the Acquisition was based on the above valued net asset value, after discounting by approximately 18.64% upon negotiations.

After adjustment according to International Accounting Standards, the aggregate value of the assets to be acquired by the Company is RMB2,913 million (approximately HK$2,745 million), the aggregate value of the liabilities is RMB5,869 million (approximately HK$5,530 million), and the net liability is RMB2,956 million (approximately HK$2,785 million). The difference between the net asset value as valued and the net asset value as adjusted according to International Accounting Standards is due to the requirement for transactions between enterprises under common control to be valued at their historical cost, which has resulted in land use rights not being able to be recognised at their appraised value. The land use rights held by such enterprises were previously allocated by the PRC government and thus have low historical costs. CNPC has been granted approval by the Ministry of Land and Resources and has obtained land use rights for authorised operations in respect of these lands and the approval to transfer these land use rights to the Company. After completion of the Acquisition, these land use rights will be freely transferrable by the Company to any third parties. The current valuation prepared by the independent valuer is a reflection of the current fair market value of these land use rights.

The Hongkong and Shanghai Banking Corporation Limited is acting as the financial adviser, PricewaterhouseCoopers is acting as the auditors and China Enterprise Appraisal Company Limited (Beijing) is acting as the valuer for this transaction.

Conditions Precedent for the Completion of the Acquisition:

The completion of the Acquisition shall be subject to the satisfaction of certain conditions precedent, including:

(a) the Company having completed due diligence review on the business conditions of the Unlisted Sales Enterprises;

(b) both parties having obtained all necessary approvals from the relevant governmental departments of the PRC;

(c) the Company having completed the procedures and requirements in connection with the Acquisition stipulated by the regulatory authorities of its places of listing;

(d) CNPC having obtained the consents of the relevant creditors and other third parties in connection with the Acquisition;

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(e)  there having been no material adverse change to the business operations and technical performances of the Unlisted Sales Enterprises; and

(f) the representations, warranties and undertakings given by CNPC in the Acquisition Agreement being true, accurate, complete and valid as at the date of completion of the Acquisition.

Completion of the Acquisition:

The Acquisition shall be completed on 30 September 2002 or on the date on which the above conditions precedent are satisfied, whichever is later. If the above conditions precedent are not satisfied by 31 December 2002 for any reasons on the part of CNPC, the Company shall have the right to terminate the Acquisition Agreement.


REASONS FOR THE ACQUISITION

The market for refined oil products is a competitive and fairly active one in the PRC. As an integrated oil company with a core focus on upstream business, one of the Company's established strategy is to develop its sales networks and expand its sales to end-users.

The Board believes that despite the current difficult operating conditions faced by the Unlisted Sales Enterprises (for the years ended 31 December 2000 and 31 December 2001, the losses before taxation and extraordinary items attributable to the assets to be acquired were RMB557 million (approximately HK$525 million) and RMB1,327 million (approximately HK$1,250 million) respectively; the losses after taxation and extraordinary items were RMB586 million (approximately HK$552 million) and RMB1,339 million (approximately HK$1,262 million) respectively), the Unlisted Sales Enterprises account for over 80% of the local market for refined oil products and over 60% of the local retail market in their areas. The Unlisted Sales Enterprises have their own gas stations, oil depots and stable clientele. The consumption of refined oil products in the areas in which these Unlisted Sales Enterprises are located is expected to increase by at least an average of 3% per annum. The assets of these Unlisted Sales Enterprises will form an important platform for the Company to develop its sales networks and expand its sales to end-users.

The Board believes that the operating losses suffered by the Unlisted Sales Enterprises in the past two years were due primarily to a shortage of funds, a reduction in sales, overstaffing and high cost. The profitability of the assets to be acquired can be significantly improved and better prospects for profits created through continuous reorganisation. It is expected that the increase in the proportion of retail business can provide room for an increase in gross margin and lead to an increase in the Company's total sales income. The Acquisition will further improve the Company's sales networks and enhance its control of the market and overall resistance to risks.

The Board expects that the business conditions of the Unlisted Sales Enterprises will fully improve in 2003. In light of the findings of technical analysis, the Board has full confidence in the potential of the assets to be acquired.


CONNECTED TRANSACTION

CNPC is the controlling shareholder of the Company holding approximately 90% of the issued share capital of the Company. As defined under the Listing Rules, CNPC is a connected person of the Company, and this transaction constitutes a connected transaction of the Company.

The terms of the Acquisition Agreement are normal commercial terms and the Board considers that these terms are fair and reasonable and in the interest of the Company.

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The consideration or value of the Acquisition is less than 3% of the book value of the consolidated net tangible assets of the Group. In accordance with Rule
14.25 (1) of the Listing Rules, this connected transaction is only subject to disclosure requirements. The Company will include the details of this connected transaction in its published annual report and its accounts.


BUSINESS OF THE GROUP

The Group is engaged in petroleum and natural gas-related activities, including:

- the exploration, development, production and sale of crude oil and natural gas;

- the refining, transportation, storage and marketing of crude oil and petroleum products;

- the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

-    the transmission of natural gas and crude oil, and the sale of natural gas.


DEFINITIONS

"Board" the Board of Directors of the Company, including the independent non-executive directors

"CNPC" China National Petroleum Corporation, a state-owned economic entity established under the laws of the PRC, and the controlling shareholder of the Company, holding approximately 90% of the issued share capital of the Company

"Company"           PetroChina Company Limited, a joint stock limited company
                    with limited liability incorporated in the PRC under the
                    Company Law of the PRC, and listed on the Stock Exchange
                    with American depository shares listed on the New York Stock
                    Exchange

"Group"             the Company and its subsidiaries

"Listing Rules"     the Rules Governing the Listing of Securities on the Stock
                    Exchange

"PRC"               the People's Republic of China

"Stock Exchange"    The Stock Exchange of Hong Kong Limited

For your easy reference, the exchange rate for conversion from Renminbi into HK Dollar provided in this Announcement is RMB1.00 = HK$0.9423. The provision of the above exchange rate does not mean that Hong Kong Dollar could be converted into Renminbi based on the above exchange rate.


                                                      For the Order of the Board
                                                               LI HUAIQI
                                                           Company Secretary

Beijing, China
26 September 2002

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